[Letterhead of Sutherland Asbill & Brennan LLP]

July 31, 2009

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.

Registration Statement on Form N-2

Amendment No. 4 filed June 12, 2009

File No. 333-148734

Dear Mr. O’Connor:

On behalf of Solar Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on July 27, 2009 and July 28, 2009, respectively, with respect to Amendment No. 5 to the Company’s registration statement on Form N-2 (File No. 333-148734), filed with the Commission on June 12, 2009 (as amended, the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Responses to Staff Legal Comments Issued July 27, 2009

1.	Please revise the disclosure set forth on the cover page of the Prospectus to note that an investment in the Company’s common stock is very risky and highly speculative.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

James E. O’Connor, Esq.

July 31, 2009

2.	We note that the Prospectus includes disclosure regarding industry reports dated as of December 31, 2008, as well as disclosure regarding the Company’s financial condition and results of operations as of March 31, 2009. In view of the current economic environment, please revise the above-referenced disclosure to provide more recent information in the Prospectus.

The Company has revised the disclosure included in the “Summary” and “Business” sections of the Prospectus to remove the above-referenced disclosure regarding industry reports. In addition, the Company has revised the Prospectus to include financial statements for the period ended June 30, 2009, as well as related disclosure regarding the Company’s financial condition and results of operations through June 30, 2009.

3.	We note the disclosure included in the Prospectus regarding your currently unlevered portfolio. We also note the disclosure regarding your possible use of higher levels of leverage in the future. Please revise the disclosure in the Prospectus to clarify your present intent with respect to the use of additional leverage, given your disclosure regarding your current low level of borrowing.

The Company has revised the disclosure included in the “Summary” and “Business” sections of the Prospectus to clarify that the Company may elect to increase its use of leverage if and when borrowing conditions improve, making financing portfolio investments through the use of debt more attractive.

4.	Please revise your risk factor disclosure to clarify that there will, rather than may, be uncertainty as to the value of the Company’s portfolio investments, and that changes in interest rates will, rather than may, affect the Company’s cost of capital.

The Company has revised the disclosure set forth in the “Summary” and “Risk Factors” sections of the Prospectus in response to the Staff’s comment.

5.	Please revise your risk factor disclosure to clarify that it is likely that your common stock will trade below your net asset value subsequent to completion of this offering.

The Company respectfully refers the Staff to the risk factor entitled “We cannot assure you that the market price of shares of our common stock will not decline below our net asset value per share.” In addition, the Company advises the Staff on a supplemental basis that while shares of several business development companies currently trade below net asset value, in view of the current economic conditions, the Company believes that shares of business development companies that invest principally in debt securities have historically traded above net asset value as a result of their relative dividend yield.

James E. O’Connor, Esq.

July 31, 2009

6.	Please revise the disclosure set forth in the “Fees and Expenses” section of the Prospectus to clarify the basis for the annual expense figures included in such disclosure.

The Company has revised the disclosure set forth in the footnotes to the “Fees and Expenses” section of the Prospectus to clarify that the annual expense figures are based upon an assumption that the Company’s expenses over the course of the following year will remain consistent with those incurred for the six months ended June 30, 2009, when viewed on an annualized basis.

7.	Please revise your risk factor disclosure to clarify that your investments are very risky and highly speculative.

The Company has revised the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

8.	Please revise the bullet-point list of risk factors included in the “Summary” section of the Prospectus to include the risk factor relating to the impact of regulations governing your operations as a business development company on your ability to raise capital.

The Company has revised the “Summary” section of the Prospectus in response to the Staff’s comment.

9.	Please confirm on a supplemental basis that the Company’s board of directors has reviewed and approved the Company’s valuation method, has evaluated the reliability of third party valuations it receives with respect to its portfolio investments, and has ultimately determined the fair value of the Company’s portfolio investments reflected in the financial statements included in the Prospectus.

The Company confirms to the Staff that its board of directors has approved the Company’s valuation methodology. In addition, the Company respectfully refers the Staff to the disclosure set forth in the “Determination of Net Asset Value” section of the Prospectus regarding the Company’s quarterly valuation process. The Company advises the Staff on a supplemental basis that, in connection with its quarterly determination of fair value of the Company’s portfolio investments, the board of directors evaluates the reliability of any third party valuations it receives with respect to such portfolio investments.

10.	Please revise the disclosure set forth in the Prospectus to clarify whether Magnetar is expected to participate in the current offering.

The Company advises the Staff on a supplemental basis that the Company has no specific information regarding whether or not Magnetar will acquire additional shares in

James E. O’Connor, Esq.

July 31, 2009

the Company’s proposed offering. The Company confirms to the Staff that it will update the disclosure throughout the Prospectus to indicate the percentage of the Company’s common stock that is expected to be held by Magnetar after completion of the proposed offering, based upon the estimated offering size, prior to effectiveness of the Registration Statement.

11.	Please clarify throughout the Prospectus that we are in a recession rather than that you believe that we are in a recession.

The Company has revised the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

12.	Please revise the “Risk Factors” section of the Prospectus to indicate that substantial loses in future periods would further reduce your net asset value.

The Company has revised the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

Responses to Staff Accounting Comments Issued July 28, 2009

1.	Please revise the KPMG report dated June 12, 2009 to include a conformed signature.

The Company has revised the Prospectus to include an updated KPMG report regarding the Company’s unaudited interim financial statements for the period ended June 30, 2009 that includes a conformed signature.

2.	We note the Company held a portion of its assets in the form of cash and cash equivalents as of March 31, 2009 and December 31, 2008, respectively. Please confirm to us on a supplemental basis that such amounts did not include any repurchase agreements or similar investment securities that would otherwise require disclosure on the Company’s Schedule of Investments for such periods.

The Company advises the Staff on a supplemental basis that the portion of the amounts listed as cash and cash equivalents as of June 30, 2009, March 31, 2009 and December 31, 2008, respectively, were held in the form of cash or money market fund investments. The Company’s excess cash is swept into a money market fund at the end of each day as part of the Company’s normal cash management process. The Company believes that any amounts held in such money market funds are more properly treated as cash equivalents, rather than portfolio investments, and has therefore not included such amounts on its Schedule of Investments for June 30, 2009, March 31, 2009 and December 31, 2008, respectively.

3.	Please revise the disclosure set forth in the “Fees and Expenses” section of the Prospectus to reflect any expenses associated with acquired fund fees .

James E. O’Connor, Esq.

July 31, 2009

The Company advises the Staff on a supplemental basis that the Company’s excess cash is swept into a money market fund at the end of each day as part of the Company’s normal cash management process. The Company estimates that its fees relating to such money market funds ranges between 0.10% and 0.15% on an annualized basis. Given the relatively small portion of the Company’s total assets that are swept into such money market funds on a daily basis, the Company believes that the annual fees relating to its investments in such money market funds would fall below 0.01% of its net assets on an annual basis and has therefore opted not to include disclosure regarding any acquired fund fees in the “Fees and Expenses” section of its Prospectus.

4.	Please confirm that the Company will not be subject to any tax liabilities subsequent to completion of the proposed offering.

The Company respectfully refers the Staff to the “Material U.S. Federal Income Tax Considerations” section of the Prospectus, which discloses the Company’s intention to elect to be treated as a regulated investment company, or “RIC,” under Subchapter M of the Internal Revenue Code of 1980, as amended, beginning with its 2009 taxable year. The Company also discloses in the above-reference section the significant negative tax implications for the Company in the event it fails to qualify as a RIC. The Company believes that the above-reference section describes the material federal tax liabilities to which the Company may become subject subsequent to completion of its proposed offering.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jeff Long